03011018

T313

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 2 8 2003
WASH, D.C. 207

SEC FILE NUMBER
8-39602

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Hartford Institutional Investors Service Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 Round Hill Road
(No. and Street)

Granby (City) CT (State) 06035 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joanne Barnes-Girard 1-800-423-1717
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Blum Shapiro & Company, P.C.
(Name – *if individual, state last, first, middle name*)

29 South Main Street, PO Box 272000 (Address) West Hartford (City) CT (State) 06127-2000 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Joanne Barnes-Girard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hartford Institutional Investors Service Co., Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Joanne Barnes-Girard
Signature

President
Title

Linda M. Breckon
Commission #DD149575
Expires: Sep 12, 2006
Bonded Thru
Atlantic Bonding Co., Inc.

Linda M Breckon
Notary Public
27th Day of Feb 2003

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HARTFORD INSTITUTIONAL INVESTORS SERVICE CO.
(An "S" Corporation)

DECEMBER 31, 2002

HARTFORD INSTITUTIONAL INVESTORS SERVICE CO.
(An "S" Corporation)

CONTENTS

Blum, Shapiro & Company, P.C.
Certified Public Accountants
and Business Consultants
29 South Main Street
P.O. Box 272000
West Hartford, CT 06127-2000
Tel 860.561.4000
Fax 860.521.9241
www.blumshapiro.com

BlumShapiro

Report of Independent Accountants

To the Board of Directors
Hartford Institutional Investors Service Co.
East Granby, Connecticut

We have audited the accompanying statements of financial condition of Hartford Institutional Investors Service Co. (an "S" corporation) as of December 31, 2002 and 2001, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hartford Institutional Investors Service Co. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Blum, Shapiro & Company, P.C.

January 13, 2003

HARTFORD INSTITUTIONAL INVESTORS SERVICE CO.
(An "S" Corporation)

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2002 AND 2001

	2002	2001
ASSETS		
Current Assets		
Cash and cash equivalents	$ 370,894	$ 350,481
Receivable from brokers	61,383	58,601
Accounts receivable	6,940	16,206
Prepaid expenses	400	275
Total current assets	439,617	425,563
Furniture and Equipment, Net	13,167	13,433
Other Assets	4,447	4,447
Total Assets	$ 457,231	$ 443,443
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$ 136,634	$ 128,776
Income taxes payable	315	735
Total liabilities	136,949	129,511
Stockholder's Equity		
Common stock ($1 par value) 1,000 shares authorized, issued and outstanding	1,000	1,000
Additional paid-in capital	166,152	166,152
Retained earnings	153,130	146,780
Total stockholder's equity	320,282	313,932
Total Liabilities and Stockholder's Equity	$ 457,231	$ 443,443

The accompanying notes are an integral part of the financial statements

HARTFORD INSTITUTIONAL INVESTORS SERVICE CO.
(An "S" Corporation)

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Revenues		
Commissions	$ 1,014,328	$ 1,040,338
Other revenue	4,547	9,007
Total revenues	1,018,875	1,049,345
Expenses		
Salaries and other employment costs - officers	129,566	96,341
Clearance fees and research expense	832,575	898,142
Auto expense	10,965	10,114
Depreciation and amortization	4,010	3,320
Dues and licenses	5,477	3,243
Information services	1,318	923
Office expenses	13,962	10,877
Professional	7,375	7,200
Travel and entertainment	6,962	4,974
Total expenses	1,012,210	1,035,134
Income Before State Income Taxes	6,665	14,211
Provision for State Income Taxes	315	640
Net Income	$ 6,350	$ 13,571

The accompanying notes are an integral part of the financial statements

HARTFORD INSTITUTIONAL INVESTORS SERVICE CO.
(An "S" Corporation)

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002			
	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance - Beginning of Year	$ 1,000	$ 166,152	$ 146,780	$ 313,932
Net Income	-	-	6,350	6,350
Balance - End of Year	$ 1,000	$ 166,152	$ 153,130	$ 320,282

	2001			
	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance - Beginning of Year	$ 1,000	$ 166,152	$ 133,209	$ 300,361
Net Income	-	-	13,571	13,571
Balance - End of Year	$ 1,000	$ 166,152	$ 146,780	$ 313,932

The accompanying notes are an integral part of the financial statements

HARTFORD INSTITUTIONAL INVESTORS SERVICE CO.
(An "S" Corporation)

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Cash Flows from Operating Activities		
Net income	$ 6,350	$ 13,571
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	4,010	3,320
Deferred income tax benefit	(420)	(171)
(Increase) decrease in operating assets:		
Receivable from brokers	(2,782)	28,034
Accounts receivable	9,266	(2,511)
Prepaid expenses	(125)	331
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	7,858	33,748
Net cash provided by operating activities	24,157	76,322
Cash Flows from Investing Activities		
Purchase of fixed assets	(3,744)	(1,694)
Net cash used in investing activities	(3,744)	(1,694)
Net Increase in Cash and Cash Equivalents	20,413	74,628
Cash and Cash Equivalents - Beginning of Year	350,481	275,853
Cash and Cash Equivalents - End of Year	$ 370,894	$ 350,481

The accompanying notes are an integral part of the financial statements

HARTFORD INSTITUTIONAL INVESTORS SERVICE CO.
(An "S" Corporation)

NOTES TO FINANCIAL STATEMENTS

Note 1 - **Summary of Significant Accounting Policies:**

Nature of Business - The Company is an introducing broker-dealer operating under Exemption K(2)(ii) of SEC Rule 15c3-3. It is a member of the National Association of Securities Dealers (NASD) and operates as a Woman Business Enterprise (WBE). The Company derives revenues and accounts receivable by providing execution and independent research and services to a number of major investment managers. The Company generally does not require collateral in providing credit in the form of accounts receivable.

Revenue Recognition - Securities transactions (and related commission revenue and expense) are recorded on a trade-date basis.

Income Taxes - The stockholder has elected, under the provisions of Subchapter S of the Internal Revenue Code, to have the Company's income treated for federal income tax purposes substantially as if the Company were a partnership. The stockholder's equitable share in the net income of the Company is reportable on her individual tax return. Accordingly, the financial statements reflect no provision or liability for federal income taxes.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. Those estimates and assumptions affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

Furniture and Equipment - Depreciation is provided on a straight-line basis over the estimated useful lives of the assets, which are five years for furniture and equipment.

Depreciation expense as of December 31, 2002 and 2001, was $4,010 and $3,320, respectively.

Balances of major classes of assets and accumulated depreciation for 2002 and 2001 are as follows:

	2002	2001
Furniture and equipment	$ 67,219	$ 63,475
Less accumulated depreciation	54,052	50,042
Net Furniture and Equipment	$ 13,167	$ 13,433

Leases - Rentals pertaining to noncapitalized lease agreements that convey merely the right to use property are charged to income as incurred.

Cash and Cash Equivalents - The Company considers all money market funds to be cash equivalents. The Company maintains its cash and cash equivalents in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Note 2 - **Net Capital:**

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2002 and 2001, the Company had net capital of $279,513 and $270,945 and minimum net capital requirements of $9,129 and $8,634, respectively. The Company's net capital ratio was 0.49 to 1 and 0.48 to 1 at December 31, 2002 and 2001, respectively. The net capital rules may effectively restrict the payment of cash dividends.

Note 3 - **State Income Taxes:**

At December 31, 2002 and 2001, the state income tax provision was $315 and $640, respectively.

Note 4 - **Profit-Sharing Plan:**

The Company has a qualified profit-sharing and money-purchase pension plan for all eligible employees. Contributions to the plan are made at the discretion of the Board of Directors. The money-purchase pension plan requires an annual contribution of 5% of eligible salaries. The contributions for the years ended December 31, 2002 and 2001, were $12,500 and $15,500, respectively.

Blum, Shapiro & Company, P.C.
Certified Public Accountants
and Business Consultants

29 South Main Street
P.O. Box 272000
West Hartford, CT 06127-2000

Tel 860.561.4000
Fax 860.521.9241
www.blumshapiro.com

BlumShapiro

Report of Independent Accountants on Supplementary Information

To the Board of Directors
Hartford Institutional Investors Service Co.
East Granby, Connecticut

We have audited the accompanying financial statements of Hartford Institutional Investors Service Co. (an "S" corporation) as of and for the year ended December 31, 2002 and have issued our report thereon, dated January 13, 2003. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule
17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Blum, Shapiro & Company, P.C.

January 13, 2003

HARTFORD INSTITUTIONAL INVESTORS SERVICE CO.
(An "S" Corporation)

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2002

Net Capital	
Total stockholder's equity from statement of financial condition	$ 320,282
Less nonallowable assets:	
Accounts receivable	18,533
Prepaid expenses	400
Furniture and equipment, net	13,167
Other assets, net	4,447
Total nonallowable assets	36,547
Net Capital Before Haircuts on Securities	283,735
Haircuts on Securities	4,222
Net Capital	$ 279,513
Aggregate Indebtedness	
Total liabilities from statement of financial condition	$ 136,949
Computation of Basic Net Capital Requirement	
Minimum net capital required	$ 9,129
Excess net capital	$ 270,384
Excess net capital at 1,000%	$ 265,818
Ratio: Aggregate indebtedness to net capital	0.49 to 1

There are no material differences between the above computation and the Company's computation included in Part II of Form X-17A-5 as of December 31, 2002.

Blum, Shapiro & Company, P.C.
Certified Public Accountants
and Business Consultants
29 South Main Street
P.O. Box 272000
West Hartford, CT 06127-2000
Tel 860.561.4000
Fax 860.521.9241
www.blumshapiro.com

BlumShapiro

To the Board of Directors
Hartford Institutional Investors Service Co.
East Granby, Connecticut

In planning and performing our audit of the financial statements of Hartford Institutional Investors Service Co. for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and its practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future years is subject to the risks that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the NASD and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and is not intended to be and should not be used by anyone other than these specified parties.

Blum, Shapiro & Company, P.C.

January 13, 2003